                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                      E.I. du Pont de Nemours and Company
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.60 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  263534 10 9
          ---------------------------------------------------------
                                 (CUSIP Number)

                               Stephen E. Banner
                         Joseph E. Seagram & Sons, Inc.
           375 Park Avenue, New York, New York  10152  (212) 572-7000
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 6, 1995
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


  CUSIP No.   263534 10 9                                   Page 2 of 27 Pages


    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                  JES DEVELOPMENTS, INC.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                  (b) / /


    3    SEC USE ONLY


    4    SOURCE OF FUNDS*

                  00 (see item 3)

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                              / /



    6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                          7     SOLE VOTING POWER
      NUMBER OF
        SHARES
  BENEFICIALLY OWNED
          BY              8     SHARED VOTING POWER
         EACH
      REPORTING                 164,222,031 (including shares issuable upon
        PERSON                               exercise of warrants)
         WITH
                          9     SOLE DISPOSITIVE POWER


                         10     SHARED DISPOSITIVE POWER

                                164,222,031 (including shares issuable upon
                                             exercise of warrants)

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  164,222,031 (including shares issuable upon exercise of
                               warrants)

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  24.1% (including shares issuable upon exercise of warrants)

   14    TYPE OF REPORTING PERSON*

                  CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

                                  SCHEDULE 13D

  CUSIP No.   263534 10 9                                   Page 3 of 27 Pages


    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                  THE SEAGRAM COMPANY LTD.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                      (b) / /


    3    SEC USE ONLY


    4    SOURCE OF FUNDS*

                  00 (see item 3)

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               / /



    6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Canada

                          7     SOLE VOTING POWER
      NUMBER OF
        SHARES
  BENEFICIALLY OWNED
          BY              8     SHARED VOTING POWER
         EACH
      REPORTING                 164,222,031 (including shares issuable upon
        PERSON                               exercise of warrants)
         WITH
                          9     SOLE DISPOSITIVE POWER


                         10     SHARED DISPOSITIVE POWER

                                164,222,031 (including shares issuable upon
                                             exercise of warrants)

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  164,222,031 (including shares issuable upon exercise of
                               warrants)

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  24.1% (including shares issuable upon exercise of warrants)

   14    TYPE OF REPORTING PERSON*

                  CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

                                                              Page 4 of 27 Pages



                 The Statement on Schedule 13D, as amended (the "Schedule 13D"), filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by The Seagram Company Ltd., a Canadian corporation ("Seagram"), and by JES Developments, Inc., a Delaware corporation and wholly owned subsidiary of Seagram ("Developments"), with respect to the common stock of E.I. du Pont de Nemours and Company, a Delaware corporation ("DuPont") is hereby amended and restated as set forth below:

Item 1.  Security and Issuer.
                 This Schedule 13D relates to the Common Stock, par value $0.60 per share ("Common Stock"), of DuPont. The principal executive offices of DuPont are located at 1007 Market Street, Wilmington, Delaware 19898.

Item 2.  Identity and Background.
                 This Schedule 13D is filed by Seagram and by Developments.
The principal executive offices of Seagram are located at 1430 Peel Street, Montreal, Quebec, Canada H3A 1S9. The principal executive offices of Developments are located at 1105 North Market Street, Suite 1300, P.O. Box 8985, Wilmington, Delaware 19899.
                 Seagram is a leading global producer and marketer of distilled spirits, wines, fruit juices, coolers, and mixers, and sells its brands in more than 150 countries and territories. Affiliates and joint ventures in 41 countries

                                                              Page 5 of 27 Pages



and territories comprise the largest distribution system in the spirits and wine industry.
                 Developments is a wholly owned subsidiary of Joseph E. Seagram & Sons, Inc., an Indiana corporation and wholly owned subsidiary of J.E. Seagram Corp. J.E. Seagram Corp. is a Delaware corporation and wholly owned subsidiary of Seagram.
                 As of March 31, 1995, descendants of the late Samuel Bronfman and trusts established for their benefit (collectively, the "Bronfman Family") beneficially owned directly or indirectly approximately 36.41% of the outstanding common shares without nominal or par value of Seagram ("Common Shares"). Of that amount, Bronfman Associates, a partnership of which Edgar M. Bronfman, his children and a trust established for the benefit of Edgar M. Bronfman and his descendants are the sole partners and of which Edgar M. Bronfman is the managing partner, along with a second trust established for the benefit of Edgar M. Bronfman and his descendants, owned directly approximately 16.78% of the Common Shares, trusts for the benefit of Charles R. Bronfman and his descendants owned directly approximately 15.64% of the Common Shares, trusts for the benefit of the family of the late Minda de Gunzburg and members of her immediate family owned directly or indirectly approximately 3.30% of the Common Shares, Phyllis Lambert owned indirectly approximately 0.37% of the Common Shares, a charitable foundation of which Charles R. Bronfman is among the

                                                              Page 6 of 27 Pages



directors owned approximately 0.16% of the Common Shares, a charitable foundation of which Edgar M. Bronfman and Charles R. Bronfman are among the trustees owned approximately 0.06% of the Common Shares, and Edgar M. Bronfman, Charles R. Bronfman and their respective children owned directly approximately 0.10% of the Common Shares. In addition, such persons held currently exercisable options to purchase an additional 0.53% of the Common Shares, calculated pursuant to Rule 13d-3 of the Rules and Regulations under the Exchange Act). Edgar M. Bronfman is Chairman of the Board of Seagram and a director of Seagram. Charles R. Bronfman is Co-Chairman of the Board and Chairman of the Executive Committee of Seagram and a director of Seagram.
Edgar M. Bronfman and Charles R. Bronfman are brothers, Phyllis Lambert is their sister, and Alain de Gunzburg, the husband of the late Minda de Gunzburg, is their brother-in-law.
                 Pursuant to a voting trust agreement, Charles R. Bronfman serves as voting trustee for Common Shares beneficially owned directly or indirectly by Bronfman Associates, the aforesaid trusts established for the benefit of Edgar M. Bronfman and his descendants, the aforesaid trusts established for the benefit of Charles R. Bronfman and his descendants, and the first of the two aforesaid charitable foundations. Pursuant to another voting trust agreement, Edgar M. Bronfman and Charles R. Bronfman are among the voting trustees for Common Shares beneficially owned directly or indirectly by trusts for the benefit of the

                                                              Page 7 of 27 Pages



family of the late Minda de Gunzburg and members of her immediate family. Neither voting trust agreement contains restrictions on the right of the voting trustees to vote the deposited Common Shares.
                 The Bronfman Family may be deemed to be in control of Developments and Seagram. Information concerning the foregoing persons and entities, together with information concerning the directors and executive officers of Developments and Seagram, is contained in Schedule A attached hereto.
                 During the last five years, none of Seagram or Developments nor, to the best knowledge of Seagram and Developments, any director or executive officer of Seagram or Developments (or any other person or entity set forth in Schedule A) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                              Page 8 of 27 Pages




Item 3.  Source and Amount of Funds or Other Consideration.
                 As described in Item 6 below, no funds were used by Seagram or Developments in connection with the transactions described herein.

Item 4.  Purpose of Transaction.
                 Pursuant to an agreement dated as of April 6, 1995 among DuPont, Seagram and Developments (the "Redemption Agreement"), and concurrently with the execution and delivery thereof, DuPont redeemed 156,000,000 of the 164,222,031 shares of Common Stock which were then owned by Developments. In connection with such redemption, Developments received $1 billion in cash, $7,336,250,000 aggregate principal amount of unsecured 90-day promissory notes payable by DuPont (the "Notes"), and warrants to purchase an aggregate of 156,000,000 shares of Common Stock (the "Warrants"). Reference is made to Item 6 below for a description of the Redemption Agreement, the Notes and the Warrants.
                 Pursuant to an agreement dated as of October 2, 1981, as amended and restated as of March 26, 1986, between DuPont and Seagram (the "1986 Agreement"), Seagram had been entitled to designate four nominees to DuPont's Board of Directors, and DuPont had been entitled to designate two nominees to Seagram's Board of Directors. Such nominees resigned from the respective Boards of Directors of DuPont and Seagram on April 6, 1995, concurrently with the execution and delivery of the Redemption Agreement. As described in

                                                              Page 9 of 27 Pages



Item 6, the Redemption Agreement provides that Seagram and DuPont each has the right to nominate directors to the other's Board of Directors in certain circumstances.
                 As described in Item 6, the Redemption Agreement generally precludes Seagram or any entity controlled by it (the "Seagram Group") from acquiring any DuPont voting securities (other than Common Stock issuable upon exercise of the Warrants) during the term of the Redemption Agreement. To the extent consistent with the Redemption Agreement, Developments may in the future dispose of Common Stock and/or Warrants, depending upon market conditions and other economic factors.
                 Except as set forth above, neither Seagram nor Developments has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
                 (a) and (b) As of the date hereof, Developments beneficially owns an aggregate of 164,222,031 shares of Common Stock, consisting of 8,222,031 shares currently owned by it (the "Retained Shares") and 156,000,000 shares issuable upon exercise of the Warrants. Such shares constitute approximately 24.1% of the total number of shares of Common Stock stated to be outstanding as of March 7, 1995 in DuPont's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, assuming that the Warrants were exercised

                                                             Page 10 of 27 Pages



in full. Developments has the power to vote and to dispose of the Retained Shares, to vote and to dispose of the shares of Common Stock issuable upon exercise of the Warrants, and to dispose of the Warrants, subject in each case to the ultimate control of Seagram.
                 Except as set forth in this Item 5, to the best knowledge of Seagram or Developments, no director or executive officer of Seagram or Developments (or any other person or entity set forth in Schedule A) beneficially owns any shares of Common Stock.
                 (c) Other than the redemption of Common Stock and the issuance of Warrants described herein, neither Seagram nor Developments effected any transactions in Common Stock during the past 60 days.
                 (d) No person other than Developments has the right to receive dividends from the Retained Shares or the shares of Common Stock issuable upon exercise of the Warrants, and no person other than Developments has the right to receive the proceeds from the sale of the Retained Shares, the shares issuable upon exercise of the Warrants, or the Warrants.
                 (e)  Not applicable.

Item 6.  Contracts, Arrangement or Understandings with
         Respect to Securities of the Issuer.
                 As described in Item 4 above, DuPont issued Notes to Developments in connection with the redemption transaction. Interest accrues on the unpaid principal amount

                                                             Page 11 of 27 Pages



of the Notes at a rate per annum equal to the sum of (i) the Federal Funds Rate (as defined below) in effect from time to time plus (ii) the Applicable Spread (as defined below) in effect from time to time. "Federal Funds Rate" means, for any day, the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers. "Applicable Spread" means (i) on each day in the period beginning on the date of issuance of the Notes to and including the 30th day following such date, 1/4 of 1%, (ii) on each day in the period beginning on the 31st day following the date of issuance and including the 60th day following such date, 3/8 of 1%, and (iii) on each day in the period beginning on the 61st day following the date of issuance to but not including the date of payment in full, 1/2 of 1%.
                 Three tranches of Warrants were issued to Developments by DuPont, consisting of (i) Warrants to purchase 48 million shares of Common Stock with an exercise price of $89.33 per share and an expiration date of October 6, 1997, (ii) Warrants to purchase 54 million shares of Common Stock with an exercise price of $101.14 per share and an expiration date of October 6, 1998, and (iii) Warrants to purchase 54 million shares of Common Stock with an exercise price of $113.63 per share and an expiration date of October 6, 1999.
                 So long as Seagram holds the Warrants, the Warrants will be exercisable during the 60 day period preceding their

                                                             Page 12 of 27 Pages



expiration, subject to acceleration in connection with Significant Events (as defined below) and certain tender offers. Upon the transfer of Warrants to a third party in accordance with the transfer restrictions described below, such Warrants will become immediately exercisable.
                 The Redemption Agreement provides, among other things, that during its term:
                 (a) No member of the Seagram Group shall acquire beneficial ownership of any voting securities or any rights to acquire any voting securities of DuPont (other than the Warrants and other than as a result of the exercise of the Warrants or as a result of any stock dividends or other distributions or offerings made available by DuPont to holders of its voting securities generally), except for the acquisition by affiliates of Seagram of not more than 500,000 additional shares of Common Stock.
                 (b) No member of the Seagram Group shall propose or seek to effect any merger, business combination, restructuring, recapitalization or similar transaction involving DuPont or any of its subsidiaries or the sale or other disposition of any material portion of the assets of DuPont or any of its subsidiaries.
                 (c) No member of the Seagram Group shall seek election to, seek to place a representative on, or seek the removal of any member of DuPont's Board of Directors, except as described in paragraph (h) below.

                                                             Page 13 of 27 Pages



                 (d) No member of the Seagram Group shall engage in any "solicitation" (within the meaning of Rule 14a-1 under the Exchange Act) of proxies or consents with respect to DuPont, or become a "participant" in any "election contest" (within the meaning of Rule 14a-11 under the Exchange Act), or execute any written consent in lieu of a meeting of the holders of any class of DuPont voting securities, except that (i) this limitation shall not apply to any Significant Event that is initiated or proposed by DuPont and (ii) if Seagram opposes any solicitation by DuPont's management with respect to any such Significant Event and no member of the Seagram Group otherwise publishes or distributes solicitation material required to be filed with the Securities and Exchange Commission under Regulation 14A under the Exchange Act, DuPont shall include in its proxy statement in connection with such solicitation the fact that Seagram opposes the solicitation and a brief statement of Seagram's reasons for such opposition. "Significant Event" means, if stockholder approval is required by the General Corporation Law of the State of Delaware, the rules of the New York Stock Exchange or the charter or by-laws of DuPont: any charter or by-law amendment (other than a proposal to require cumulative voting in the election of directors), acquisition or disposition of assets (by way of merger, consolidation or otherwise), change in capitalization, liquidation, or other action out of the ordinary course of business of DuPont,

                                                             Page 14 of 27 Pages



except that "Significant Event" shall not include proposals relating to certain employment plans or arrangements.
                 (e) No member of the Seagram Group shall call or seek to have called any meeting of the stockholders of DuPont or initiate, propose or otherwise solicit stockholders for the approval of any stockholder proposal with respect to DuPont.
                 (f) The members of the Seagram Group shall vote all DuPont voting securities which they beneficially own for the slate of nominees proposed by the Board of Directors of DuPont and on all other matters to be voted on by the holders of DuPont voting securities, in the same proportion as the votes cast by the other holders of DuPont voting securities, except that voting securities beneficially owned by the members of the Seagram Group may be voted in their sole discretion on any Significant Event.
                 (g) Subject to DuPont's right of first refusal, Seagram may dispose of Warrants or Common Stock in privately- negotiated transactions or in public offerings as contemplated by a registration rights agreement dated as of April 6, 1995 between the parties. However, no dispositions may be made to any person who would thereafter own more than 1% of the Common Stock (including shares issuable upon exercise of the Warrants), except for (i) dispositions to a person who would thereafter own less than 3% if such person agrees to be bound by the standstill provisions of the Redemption Agreement summarized in paragraphs (a) through (g)

                                                             Page 15 of 27 Pages



of this Item 6, (ii) dispositions to specified types of financial institutions if such institution would thereafter own less than 5%, and (iii) dispositions to broker dealers acting as principals if any such broker dealer would thereafter own less than 10%, except that if such broker dealer would thereafter own more than 3%, such broker dealer agrees to be bound by such standstill provisions. In addition, no disposition of Warrants may be effected prior to May 15, 1996.
                 At any time that Seagram offers DuPont the right to purchase Warrants, DuPont may purchase such Warrants at their then fair market value calculated using the valuation methodology contemplated by the Redemption Agreement. At any such time, DuPont may elect to purchase the entire tranche relating to such Warrants, at the lesser of (i) their then fair market value and (ii) the fair market value of such Warrants as of April 6, 1995 plus 90% of any increase in such value. For such purposes, the parties agreed that the fair market value of the three tranches of Warrants as of April 6, 1995 was $135 million, $151.875 million and $151.875 million for the Warrants expiring in 1997, 1998 and 1999, respectively.
                 The members of the Seagram Group may also tender Warrants or Common Stock into a tender offer recommended by a majority of DuPont's Board of Directors. With respect to a tender offer that is not recommended by a majority of DuPont's Board of Directors (an "Unsolicited Offer"), the

                                                             Page 16 of 27 Pages



Seagram Group may tender its Common Stock and/or Warrants, subject to DuPont's right of first refusal, provided that (i) such Unsolicited Offer is for at least a majority of the Common Stock outstanding on a fully diluted basis and
(ii) to the extent the Unsolicited Offer is for a percentage which is less than 100% of the outstanding Common Stock on a fully diluted basis, the Seagram Group may only tender up to that percentage of its Common Stock and/or Warrants (assuming full exercise thereof). Even if DuPont were to exercise its right of first refusal, DuPont would not be required to purchase Seagram's shares unless at least a majority of the fully diluted shares (excluding Common Stock or Warrants then held by Seagram) had been tendered into the Unsolicited Offer.
                 Dispositions of the Retained Shares currently held by Developments are not subject to any transfer restrictions, unless, at the time of such disposition, the Seagram Group beneficially owns more than 5% of the Common Stock (excluding shares subject to unexercised Warrants).
                 (h) At any time the Seagram Group beneficially owns more than 10% of the Common Stock (excluding shares subject to unexercised Warrants), Seagram may designate 6% of DuPont's Board of Directors and of its Strategic Direction Committee (or any successor thereto). If the Seagram Group beneficially owns more than 15%, 20%, or 24% of the Common Stock (excluding shares subject to unexercised Warrants), Seagram may designate 9%, 12%, or 15%, respectively, of the members of DuPont's Board and such committee. DuPont may

                                                             Page 17 of 27 Pages



designate two members of Seagram's Board of Directors at any time that the Seagram Group beneficially owns more than 10% of the Common Stock (excluding shares subject to unexercised Warrants). Subject to exceptions, Seagram and DuPont must consult with each other prior to designating nominees to the other's Board of Directors.
                 (i) DuPont shall not take or recommend to its stockholders any action which would impose limitations on the legal rights of the Seagram Group as DuPont stockholders other than those imposed pursuant to the express terms of the Redemption Agreement.
                 (j) At any time that Seagram shall account for its investment in DuPont pursuant to the equity method, DuPont shall furnish to Seagram all information required to enable Seagram to account for its investment in such manner. To the extent reasonably requested by Seagram, DuPont shall provide information to Seagram so as to enable Seagram to prepare its financial statements and to comply with its reporting and disclosure obligations.
                 The Redemption Agreement terminates on April 6, 2010. DuPont may terminate the Redemption Agreement if the members of the Seagram Group no longer beneficially own any Warrants and the members of the Seagram Group beneficially own less than 2% of the Common Stock. Seagram may terminate the Redemption Agreement (i) if DuPont breaches certain of its obligations or (ii) on or after the third anniversary of

                                                             Page 18 of 27 Pages



the date on which all of the Warrants shall have expired unexercised or shall have been reacquired by DuPont.
                 Pursuant to the Redemption Agreement, the parties terminated the 1986 Agreement and related agreements which were previously filed as exhibits to the Schedule 13D.
                 The preceding summary of certain provisions of the Redemption Agreement and related agreements is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits hereto.
                 Except as set forth herein, neither Seagram or Developments, nor, to the best knowledge of Seagram or Developments, any director or executive officer of Seagram or Developments (or any other person or entity set forth in Schedule A), has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of DuPont, including, but not limited to, transfer or voting of any securities of DuPont, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
                 A. Redemption Agreement dated as of April 6, 1995 among DuPont, Seagram and Developments.
                 B. Registration Rights Agreement dated as of April 6, 1995 among DuPont, Seagram and Developments.

                                                             Page 19 of 27 Pages



                 C. Warrant Agreement dated as of April 6, 1995 between DuPont and Warco Transfer Corporation, as Warrant Agent.
                 D.  Forms of Warrants.
                 E. Agreement dated as of April 6, 1995 among DuPont and certain stockholders of Seagram.
                 F. Joint Filing Agreement dated as of April 10, 1995 between Seagram and Developments.

                                                             Page 20 of 27 Pages



                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  April 10, 1995

                                                   JES DEVELOPMENTS, INC.



                                                   By: /s/ Daniel R. Paladino
                                                       ----------------------
                                                       Daniel R. Paladino
                                                       Vice President



                                                   THE SEAGRAM COMPANY LTD.



                                                   By: /s/ Daniel R. Paladino
                                                       ----------------------
                                                       Daniel R. Paladino
                                                       Vice President, Legal
                                                         and Environmental
                                                         Affairs

                                                             Page 21 of 27 Pages



                                   SCHEDULE A
                                   ----------

                 1. Set forth below are the names and positions with Developments of each director and executive officer of Developments. The name of each person who is a director of Developments is marked with an asterisk. The address, principal occupation or employment and citizenship of each person, except for Ann M. Giambusso, Paul Buscemi and Howard Miller, each of whom is a U.S. citizen and whose address is 800 Third Avenue, New York, New York 10022, is set forth in Part 2 below.

         Name                                      Position
         ----                                      --------
         STEPHEN E. BANNER*                        President

         DANIEL R. PALADINO*                       Vice President

         ANN M. GIAMBUSSO*                         Vice President and Secretary

         PAUL BUSCEMI                              Vice President

         EDWARD FALKENBERG*                        Treasurer

         HOWARD MILLER                             Assistant Secretary


                 2. Set forth below are the name, business address, principal occupation or employment and citizenship of each director and executive officer of Seagram. The name of each person who is a director of Seagram is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 375 Park Avenue, New York, New York 10152.

                                                             Page 22 of 27 Pages



                     Name and                                  Principal Occupation
                 Business Address                                  or Employment                           Citizenship
                 ----------------                              --------------------                        -----------
                 EDGAR M. BRONFMAN*                            Chairman of the Board of Seagram            United States

                 THE HON. CHARLES R.                           Co-Chairman of the Board and Chairman       Canada
                   BRONFMAN, P.C., C.C.*                       of the Executive Committee of Seagram
                 1170 Peel Street
                 8th Floor
                 Montreal, Quebec
                 Canada H3B 4P2

                 EDGAR BRONFMAN, JR.*                          Chief Executive Officer and President       United States
                                                               of Seagram

                 SAMUEL BRONFMAN II*                           President of The Seagram Classics Wine      United States
                 2600 Campus Drive                             Company (a division of a subsidiary of
                 Suite 160                                     Seagram)
                 San Mateo, CA  94403

                 STEPHEN E. BANNER*                            Senior Executive Vice President of          United States
                                                               Seagram

                 DAVID M. CULVER, C.C.*                        Chairman of CAI Capital Corporation         Canada
                 3429 Drummond Street                          (an equity investment fund)
                 Suite 200
                 Montreal, Quebec
                 Canada H3G 1X6

                 THE HON. WILLIAM G.                           Counsel to Tory                             Canada
                   DAVIS, P.C., C.C.,                          Tory DesLauriers & Binnington
                   Q.C.*                                       (attorneys)
                 Suite 3000
                 Toronto-Dominion Center
                 Toronto, Ontario
                 Canada M5K 1N2

                 THE HON. PAUL DESMARAIS,                      Chairman and Chief Executive Officer        Canada
                   P.C., C.C.*                                 of Power Corporation of Canada (a
                 751 Victoria Square                           holding and management company)
                 Montreal, Quebec
                 Canada H2Y 2J3

                 ALAIN DE GUNZBURG*                            Chairman of the Board of G.H. Mumm &        France
                 17-19, avenue Montaigne                       Cie (a subsidiary of Seagram)
                 Paris, France  75008

                                                             Page 23 of 27 Pages


                     Name and                                  Principal Occupation
                 Business Address                                  or Employment                           Citizenship
                 ----------------                              --------------------                        -----------
                 DAVID L. JOHNSTON,                            Professor of Law at McGill University       Canada
                   O.C.*                                        (an educational institution)
                 James Administration
                   Building
                 845 Sherbrooke St. West
                 Montreal, Quebec
                 Canada H3A 2T5

                 THE HON. E. LEO KOLBER,                       Member of The Senate of Canada              Canada
                   SENATOR*
                 1170 Peel Street
                 8th Floor
                 Montreal, Quebec
                 Canada H3B 4P2

                 MARIE-JOSEE KRAVIS*                           Fellow of The Hudson Institute of           Canada and Switzerland
                 666 Sherbrooke St. West                       Canada Inc. (a non-profit economics
                 Suite 600                                     research institute)
                 Montreal, Quebec
                 Canada H3A 1E7

                 EDWARD F. McDONNELL*                          Executive Vice  President of Seagram        United States
                                                               and President, The Seagram Spirits And
                                                               Wine Group (a division of a subsidiary
                                                               of Seagram)

                 C. EDWARD MEDLAND*                            President of Beauwood Investments Inc.      Canada
                 150 King Street West                          (a private investment company)
                 Suite 1505
                 Toronto, Ontario
                 Canada M5H 1J9

                 NEIL F. PHILLIPS,                             Resident Senior Counsel (New York) of       Canada
                   Q.C.*                                       Goodman Phillips & Vineberg
                 430 Park Avenue                               (attorneys)
                 10th Floor
                 New York, NY  10022

                 JOHN L. WEINBERG*                             Senior Chairman of Goldman, Sachs &         United States
                 85 Broad Street                               Co. (investment bankers)
                 New York, NY  10004

                 STEPHEN E. HERBITS                            Executive Vice  President, Corporate        United States
                                                               Policy and External Affairs of Seagram

                                                             Page 24 of 27 Pages



                     Name and                                  Principal Occupation
                 Business Address                                  or Employment                           Citizenship
                 ----------------                              --------------------                        -----------
                 ELLEN R. MARRAM                               Executive Vice  President of Seagram        United States
                                                               and President, The Seagram Beverage
                                                               Group (a division of a subsidiary of
                                                               Seagram)

                 C. RICHARD COFFEY                             Senior Vice President, Human Resources      United States
                                                               of Seagram

                 EDWARD FALKENBERG                             Vice President and Controller of            United States
                 800 Third Avenue                              Seagram
                 New York, NY  10022

                 JEANANNE K. HAUSWALD                          Vice President and Treasurer of             United States
                                                               Seagram

                 GABOR JELLINEK                                Vice President, Production of Seagram       Canada
                 1430 Peel Street                              and Executive Vice President,
                 Montreal, Quebec                              Manufacturing, The Seagram Spirits and
                 Canada H3A 1S9                                Wine Group (a division of a subsidiary
                                                               of Seagram)

                 ARNOLD M. LUDWICK                             Vice President of Seagram and               Canada
                 1170 Peel St.                                 President and Chief Executive Officer
                 8th Floor                                     of Claridge Inc.
                 Montreal, Quebec
                 Canada H3B 4P2

                 DANIEL R. PALADINO                            Vice President, Legal and                   United States
                                                               Environmental Affairs of Seagram

                 MICHAEL C.L. HALLOWS                          Secretary of Seagram                        Canada


        3. The trustees of the trusts for the benefit of Edgar M. Bronfman and his descendants are Edgar M. Bronfman, Edgar Bronfman, Jr., Matthew Bronfman, Stephen E. Banner, Harold R. Handler and John L. Weinberg. The trustees of the trusts for the benefit of

                                                             Page 25 of 27 Pages



Charles R. Bronfman and his descendants are Charles R. Bronfman, Phyllis Lambert, Stephen R. Bronfman, Ellen J. Bronfman, E. Leo Kolber, Samuel Minzberg, Robert S. Vineberg, Gary J. Gartner, Lawrence F. Gilberti, Steven H. Levin and Arnold M. Ludwick. The trustees of the trusts for the benefit of the family of the late Minda de Gunzburg are Stanley N. Bergman and Dr. Guido Goldman. The directors of the first charitable foundation referenced in Item 2 include Charles R. Bronfman, E. Leo Kolber and Arnold M. Ludwick, and the trustees of the second charitable foundation include Edgar M. Bronfman, Charles
R. Bronfman, Samuel Bronfman II and Stephen E. Banner. Set forth below or under Part 2 above are the address, principal occupation or employment and citizenship of each person named in this Part 3.


                     Name and                                  Principal Occupation
                 Business Address                                  or Employment                           Citizenship
                 ----------------                              --------------------                        -----------
                 PHYLLIS LAMBERT                               Architect                                   Canada
                 1920 Baile Street
                 Montreal, Quebec
                 Canada H3H 2S6

                 MATTHEW BRONFMAN                              Managing Individual, Bronfman               United States
                 155 E. 71 Street                              Associates II (an investment
                 New York, NY  10021                           partnership)


                 STEPHEN R. BRONFMAN                           Corporate Director                          Canada
                 1170 Peel Street
                 8th Floor
                 Montreal, Quebec
                 Canada H3B 4P2

                 ELLEN J. BRONFMAN                             Special Assistant to the Executive          Canada
                 375 Park Avenue                               Vice President of Seagram
                 New York, NY  10152

                                                             Page 26 of 27 Pages



                    Name and                                   Principal Occupation
                 Business Address                                 or Employment                            Citizenship
                 ----------------                              --------------------                        -----------
                 HAROLD R. HANDLER                             Attorney whose professional                 United States
                 425 Lexington Avenue                          corporation is a partner of Simpson
                 New York, NY  10017                           Thacher & Bartlett (attorneys)


                 SAMUEL MINZBERG                               Partner of Goodman Phillips &               Canada
                 5 Place Ville Marie                           Vineberg (barristers and solicitors)
                 Montreal, Quebec
                 Canada H3B 2G2

                 ROBERT S. VINEBERG                            Partner of Goodman Phillips & Vineberg      Canada
                 5 Place Ville Marie                           (barristers and solicitors)
                 Montreal, Quebec
                 Canada H3B 2G2

                 GARY J. GARTNER                               Partner of Goodman Phillips & Vineberg      Canada
                 430 Park Avenue                               (attorneys)
                 10th Floor
                 New York, NY  10022

                 LAWRENCE F. GILBERTI                          Partner of Fischbein Badillo Wagner         United States
                 909 Third Avenue                               Itzler (attorneys)
                 17th Floor
                 New York, NY  10022

                 STEVEN H. LEVIN                               Partner of Goodman Phillips & Vineberg      United States
                 430 Park Avenue                               (attorneys)
                 10th Floor
                 New York, NY  10022

                 STANLEY N. BERGMAN                            Partner of Bergman, Horowitz &              United States
                 157 Church Street                             Reynolds, P.C. (attorneys)
                 New Haven, CT  06510

                 DR. GUIDO GOLDMAN                             Director of the Center for European         United States
                 First Spring Corporation                      Studies at Harvard University and
                 499 Park Avenue                               Chairman of First Spring Corporation
                 New York, NY  10022                           (an investment company)

                                                             Page 27 of 27 Pages



                                 EXHIBIT INDEX


A. Redemption Agreement dated as of April 6, 1995 among DuPont, Seagram and Developments.

B. Registration Rights Agreement dated as of April 6, 1995 among DuPont, Seagram and Developments.

C. Warrant Agreement dated as of April 6, 1995 between DuPont and Warco Transfer Corporation, as Warrant Agent.

D.      Forms of Warrants.

E. Agreement dated as of April 6, 1995 among DuPont and certain stockholders of Seagram.

F. Joint Filing Agreement dated as of April 10, 1995 between Seagram and Developments.